EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2012	2013	2014	2015	2016	9/30/2017	9/30/2017
EARNINGS
Income from Continuing Operations Before Income Tax Expense and Equity Earnings	$1,801.1	$2,093.3	$2,402.9	$2,622.9	$475.6	$2,668.9	$2,261.8
Income Distributed from Equity Method Investment	—	—	22.6	18.0	27.1	68.0	62.3
Fixed Charges (as below)	1,257.5	1,135.4	1,104.7	1,099.3	1,040.3	1,034.7	784.8
Total Earnings	$3,058.6	$3,228.7	$3,530.2	$3,740.2	$1,543.0	$3,771.6	$3,108.9

FIXED CHARGES
Interest Expense	$988.4	$905.6	$885.1	$890.9	$877.2	$878.0	$668.0
Credit for Allowance for Borrowed Funds Used During Construction	68.9	39.8	44.5	61.3	51.7	45.3	33.2
Estimated Interest Element in Lease Rentals	200.2	190.0	175.1	147.1	111.4	111.4	83.6
Total Fixed Charges	$1,257.5	$1,135.4	$1,104.7	$1,099.3	$1,040.3	$1,034.7	$784.8

Ratio of Earnings to Fixed Charges	2.43	2.84	3.19	3.40	1.48	3.64	3.96